AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2015 and 2014

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	March 31,
	2015	2015
	(unaudited)

ASSETS

Current assets
Cash and cash equivalents (note 3)	$1,076,820	$489,150
Amounts receivable and other assets (note 5)	128,947	971,890
Marketable securities (note 6)	25,686	59,841
	1,231,453	1,520,881

Non-current assets
Restricted cash (note 4)	235,028	234,198
Amounts receivable (note 5)	680,000	–
	915,028	234,198

Total assets	$2,146,481	$1,755,079

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities (note 8)	$67,620	$66,299
Balance due to a related party (note 11(b))	173,753	212,642
Loan payable to director (note 9)	1,000,000	1,000,000
	1,241,373	1,278,941

Non-current liabilities
Loan payable to director (note 9)	500,000	–
Deferred gain (note 7(a))	3,000,000	–
	3,500,000	–

Total liabilities	4,741,373	1,278,941

Shareholders' equity
Share capital (note 10)	58,967,910	58,955,410
Reserves	5,534,545	5,068,700
Accumulated deficit	(67,097,347)	(63,547,972)
	(2,594,892)	476,138

Total liabilities and shareholders' equity	$2,146,481	$1,755,079

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Three months ended			Nine months ended
	December 31,			December 31,
	2015	2014		2015	2014
		(note 2	(b))		(note 2	(b))

Expenses
Exploration and evaluation (notes 11, 13)	$543,755	$674,585		$1,954,889	$3,033,760
Assays and analysis	98,137	19,716		111,499	138,484
Drilling	98,453	(12,171)		746,312	726,685
Equipment rental	7,434	4,040		16,681	31,357
Geological	128,452	246,153		360,555	835,478
Geological - mineral exploration tax credits	(150,000)	(98,144)		(714,658)	(871,171)
Graphics	7,550	–		7,550	1,084
Helicopter	156,415	69,540		773,841	947,480
Property costs and assessments	100,714	225,000		153,412	546,500
Site activities	76,745	18,474		194,863	186,789
Socioeconomic	67,990	181,371		277,819	345,312
Travel and accommodation	(48,135)	20,606		27,015	145,762

Administration (notes 11, 13)	367,024	377,180		1,052,009	1,063,176
Legal, accounting and audit	60,652	5,514		66,872	23,668
Office and administration	281,058	346,677		904,998	966,738
Shareholder communication	15,188	19,789		44,926	38,767
Travel and accommodation	2,165	1,649		8,597	9,281
Trust and regulatory	7,961	3,551		26,616	24,722

	910,779	1,051,765		3,006,898	4,096,936
Other items
Interest income	(6,018)	(5,707)		(8,205)	(33,782)
Interest expense on loans payable to director (note 9)	23,609	3,908		56,436	3,908
Financing charges (note 9)	–	187,500		500,000	187,500
Foreign exchange loss (gain)	(37)	71		2,169	858
Gain on disposition of AFS financial assets (note 6)	(2,886)	(14,573)		(7,923)	(37,980)
Loss for the period	$925,447	$1,222,964		$3,549,375	$4,217,440

Basic and diluted loss per common share	$0.01	$0.01		$0.03	$0.03

Weighted average number of common shares outstanding	141,424,061	138,824,061		141,400,425	138,795,334

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2015	2014	2015	2014

Loss for the period	$925,447	$1,222,964	$3,549,375	$4,217,440

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of AFS financial assets (note 6)	$6,536	$(4,294)	$26,132	$(3,831)
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	2,913	14,739	8,023	38,433
Total other comprehensive loss for the period	9,449	10,445	34,155	34,602

Comprehensive loss for the period	$934,896	$1,233,409	$3,583,530	$4,252,042

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves

			Share-based	Investment	Share
	Number		payments	revaluation	warrants
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725
Share-based payments	–	–	–	–	–	–	–
Issuance of common shares pursuant to mineral property agreements (note 10(a))	100,000	6,500	–	–	–	–	6,500
Total other comprehensive loss	–	–	–	(34,602)	–	–	(34,602)
Loss for the period	–	–	–	–	–	(4,217,440)	(4,217,440)
Balance at December 31, 2014	138,824,061	58,767,910	2,202,640	54,801	2,811,220	(62,881,388)	955,183

Balance at April 1, 2015	141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138
Issuance of common shares pursuant to mineral property agreements (note 10(a))	100,000	12,500	–	–	–	–	12,500
Issuance of share purchase warrants (note 10(c))					500,000		500,000
Total other comprehensive loss	–	–	–	(34,155)	–	–	(34,155)
Loss for the period	–	–	–	–	–	(3,549,375)	(3,549,375)
Balance at December 31, 2015	141,424,061	$58,967,910	$2,202,640	$20,685	$3,311,220	$(67,097,347)	$(2,594,892)

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended
	December 31,
Cash provided by (used in):	2015	2014

Operating activities
Loss for the period	$(3,549,375)	$(4,217,440)
Adjustments for:
Interest income	(8,205)	(33,782)
Interest expense on loans payable to director (note 9)	56,436	3,908
Financing charges (note 9)	500,000	187,500
Common shares issued, included in exploration expenses (note 10(a))	12,500	6,500
Gain on disposal of AFS financial assets (note 6)	(7,923)	(37,980)
Impairment of AFS financial assets	–	–
Changes in working capital items
Amounts receivable and other assets	162,943	(14,679)
Restricted cash	(830)	(821)
Amounts receivable - non-current	–	(871,171)
Accounts payable and accrued liabilities	1,321	14,920
Balances due to related parties	(38,889)	41,079
Net cash used in operating activities	(2,872,022)	(4,921,966)

Investing activities
Interest received	8,205	33,782
Proceeds from disposition of AFS financial assets, net (note 6)	7,923	39,755
Net cash provided by investing activities	16,128	73,537

Financing activities
Proceeds received pursuant to IKE mineral property agreement (note 7(a))	3,000,000	-
Loans provided by director (note 9)	1,050,000	1,000,000
Repayment of loans payable to director (note 9)	(550,000)	–
Interest paid on loans payable to director (note 9)	(56,436)	–
Net cash provided by financing activities	3,443,564	1,000,000

Net increase (decrease) in cash and cash equivalents	587,670	(3,848,429)
Cash and cash equivalents, beginning of the period	489,150	4,772,772
Cash and cash equivalents, end of the period (note 3)	$1,076,820	$924,343

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 10(a))	$12,500	$6,500
Issuance of share purchase warrants pursuant to loan agreement (note 10(c))	$500,000	$–

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia (“BC”), and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia (“BC”). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has a history of losses with no operating revenue, an accumulated deficit at December 31, 2015 of $67 million (March 31, 2015 – $64 million), and working capital deficit at December 31, 2015 of $10,000 (March 31, 2015 – working capital of $0.2 million).

The Company will need to seek additional financing to meet its exploration and development objectives. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re- evaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (IFRIC). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2015. Results for the reporting period ended December 31, 2015 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements on February 26, 2016 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31,	March 31,
	2015	2015
Current
Value added taxes refundable	$72,376	$30,426
Prepaid insurance	56,571	61,464
British Columbia Mineral Exploration Tax Credits (“METC”)	–	880,000
Total current	$128,947	$971,890

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$680,000	$–

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6.	MARKETABLE SECURITIES

As at December 31, 2015 and March 31, 2015, the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale (“AFS”) financial assets and are carried at fair value.

During the current reporting period, the Company sold marketable securities with a carrying amount of nil (2014 – $1,775) for total net proceeds of $7,923 (2014 – $39,755) and recognized a gain of $7,923 (2014 – $37,980).

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in BC, Canada. The following is a summary of the Company’s material properties.

(a)	IKE Project

The IKE Project consists of the IKE, Granite, Juno (minerals claims staked by Amarc) and Galore properties.

IKE Property

Amarc holds a 100% interest in the IKE property. In December 2013, the Company entered into an Option and Joint Venture Agreement (the "IKE Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1.86 million in exploration expenditures on or before November 30, 2015.

In July 2014 the IKE Agreement was amended and Oxford assigned all of its interest in the IKE property, and the underlying option agreement with respect to the IKE property, to Amarc and converted its ownership interest in the IKE property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2 million.

As a result of the foregoing, Amarc had the right to acquire a 100% ownership interest in the IKE property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000 (completed), issuing 100,000 shares (completed), and by incurring approximately $1.86 million in exploration expenditures (completed) on or before November 30, 2015.

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, orany such combination, at Amarc's discretion) the Optionors annually commenced on December 31, 2015.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors of the property.

Granite Property

In November 2014, the Company acquired a 100% interest in the Granite property by making staged cash payments totalling $400,000 pursuant to a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest").

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

Galore Property

In July 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1,500,000 of which may be comprised of recordable assessment credits and not cash expenditures incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option, Amarc and Galore Resources have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased by the Company for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased by the Company at any time until December 31, 2024 for $400,000 less any amounts in respect of net profits interest royalty already paid.

Thompson Creek Agreement

On September 3, 2015 Amarc announced it has entered into an agreement (the "Agreement") with Thompson Creek pursuant to which Thompson Creek may acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also has an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 has been funded. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 earn-in period.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

If Thompson Creek fully exercises the Stage 1 Option, Thompson Creek will have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek must commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study must be completed within a two-year period, which can be extended to three years under certain conditions. While completing the Feasibility Study work under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the Project.

Thompson Creek will become operator upon initiation of the Stage 2 Option period, and will remain operator so long as it holds a 50% interest. When Thompson Creek has concluded its’s earn-in period, the parties expect to form a joint venture to further develop the IKE Project provided that Thompson Creek earns a minimum 10% interest. Amarc will remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

During both the Stage 1 and Stage 2 Option periods, Amarc will retain a ‘co-expenditure right’, whereby it can fund at its discretion additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 1 Option is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 2 Option is capped at $10 million (i.e. 50% of $20 million).

(b)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo and Hubble.

(c)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR royalty, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(d)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia.

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR royalty, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR royalty is subject to a right of first refusal.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	March 31,
	2015	2015
Accounts payable	$64,982	$11,115
Accrued liabilities	2,638	55,184
Total	$67,620	$66,299

9.	LOANS PAYABLE TO DIRECTOR

Loan summary
Balance, April 1, 2014	$–
Loan #1 provided by director on November 26, 2014 (note 9(a))	1,000,000
Balance, March 31, 2015	1,000,000
Loan #2 provided by director on June 1, 2015 (note 9(b))	250,000
Loan #3 provided by director on August 17, 2015 (note 9(c))	300,000
Repayment of Loans #2 and #3 (notes 9(b) and 9(c))	(550,000)
Loan #4 provided by director on September 9, 2015 (note 9(d))	500,000
Balance, December 31, 2015	$1,500,000

Loans payable to director	December 31,	March 31,
	2015	2015
Loan payable to director – current	$1,000,000	$1,000,000
Loan payable to director – non-current	500,000	–
Total loans payable to director	$1,500,000	$1,000,000

(a)	Loan #1 – issued on November 26, 2014

On November 26, 2014, Amarc entered into a loan agreement with a director of the Company, Robert Dickinson, pursuant to which the Company borrowed $1,000,000 from Mr. Dickinson. The loan is unsecured and had a maturity date of November 26, 2015, which was subsequently amended to May 26, 2016. Prior to the original maturity date, interest on the loan was payable at prime rate plus 2% per annum, and was compounded and payable quarterly in arrears. Effective November 26, 2015, interest on the loan is payable at 7% per annum, compounded and payable quarterly in arrears.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Loan #2 – issued on June 1, 2015

On June 1, 2015, Amarc and Mr. Dickinson entered into a second loan agreement pursuant to which the Company borrowed $250,000 from him. The loan was unsecured and had an original maturity date of June 1, 2016. Interest on the loan was payable at 6% per annum, calculated monthly and payable quarterly in arrears. The loan was repaid on September 9, 2015.

(c)	Loan #3 – issued on August 17, 2015

On August 17, 2015, Amarc and Mr. Dickinson entered into a third loan agreement pursuant to which the Company borrowed $300,000 from him. The loan was unsecured and had an original maturity date of August 17, 2016. Interest on the loan was payable at 10% per annum, calculated monthly and payable quarterly in arrears. The loan was repaid on September 9, 2015.

(d)	Loan #4 – issued on September 9, 2015

On September 9, 2015, Amarc and Mr. Dickinson entered into a loan agreement pursuant to which the Company borrowed $500,000 from him. The loan is unsecured and has a maturity date of September 9, 2017. Interest on the loan is payable at 7% per annum, compounded and payable quarterly in arrears.

On September 24, 2015, as primary consideration for providing the loan, Mr. Dickinson received a loan bonus of $500,000 in the form of 5,555,555 share purchase warrants (note 10(c)). This $500,000 has been recorded as a financing cost.

10.	CAPITAL AND RESERVES

(a)	Issuance of common shares pursuant to acquisition of mineral property interests

During the nine months ended December 31, 2015, the Company issued 100,000 common shares with an estimated fair value of $12,500 (nine months ended December 31, 2014 – 100,000 common shares with an estimated fair value of $6,500) pursuant to a mineral property agreement in respect of the IKE property (note 7(a)).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

	Nine months ended		Nine months ended
Share purchase options	December 31, 2015		December 31, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of period	3,051,300	$0.32	5,155,900	$0.32
Forfeited	–	–	(32,100)	$0.32
Expired	–	–	(2,072,500)	$0.32
Outstanding – end of period	3,051,300	$0.32	3,051,300	$0.32
Exercisable – end of period	3,051,300	$0.32	3,051,300	$0.32

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding as at December 31, 2015 and March 31, 2015:

	December 31, 2015		March 31, 2015
	Number of share		Number of share
	purchase options	Remaining	purchase options	Remaining
	outstanding and	contractual	outstanding and	contractual
Exercise price	exercisable	life (years)	exercisable	life (years)
$0.32	3,051,300	0.7	3,051,300	1.5

(c)	Share purchase warrants

On September 24, 2015, the Company issued 5,555,555 share purchase warrants to a director of the Company with an estimated fair value of $500,000 pursuant to a loan agreement entered into on September 9, 2015 (note 9(d)). The warrants are convertible into common shares of the Company at an exercise price of $0.09 per warrant and expire on September 24, 2017. Common shares acquired from the exercise of the warrants were subject to a hold period which ended on January 25, 2016.

11.	RELATED PARTY TRANSACTIONS

The components of balance payable to related parties are as follows:

Balances due to related parties	December 31,	March 31,
	2015	2015
Key management personnel (note 11(a))	$25,263	$–
Balance due to entity with significant influence (note 11(b))	148,490	212,642
Total	$173,753	$212,642

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

Remuneration for services rendered	Three months ended		Nine months ended
	December 31,		December 31,
	2015	2014	2015	2014
Short-term employee payments	$76,180 $	64,003	$228,782 $	192,008

Short-term employee payments include salaries, directors fees and amounts paid to HDSI (note 11(b)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

During the current reporting period, the Company received loans from a director of the Company. Balances outstanding and the terms of the loans are presented in note 9.

(b)	Balances and transactions with related entities

The following is a summary of transactions with related entities that occurred during the reporting period:

	Three months ended		Nine months ended
Transactions with related entities	December 31,		December 31,
	2015	2014	2015	2014

Services received from HDSI:
HDSI employee time charges, based on annually set rates	$389,554	$530,037	$1,142,192	$1,706,088
Key management personnel fees	62,400	49,900	187,200	149,700
Information technology services and maintenance fees	30,000	41,400	96,000	113,700
	481,954	621,337	1,425,392	1,969,499
Reimbursement of third party expenses to HDSI	5,245	2,939	33,831	23,526
	$487,199	$624,276	$1,459,223	$1,993,014

HDSI employee time charges consist substantially of salaries, office rent, utilities, office supplies and administration, warehouse space, and insurance.

Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	President	Employee
Ronald Thiessen	Director, Chief Executive Officer	Director
Trevor Thomas	General Counsel and Corporate Secretary	Employee

Pursuant to certain management agreements between the Company and HDSI, the Company receives technical, geological, corporate communications, regulatory compliance, and administrative and management services from HDSI. HDSI also incurs third party costs on behalf of the Company.

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at December 31, 2015, the Company had unused non-capital loss carry forwards of approximately $14.5 million (March 31, 2015 – $13.3 million) in Canada.

As at December 31, 2015, the Company had resource tax pools of approximately $26.4 million (March 31, 2015 – $24.5 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

		Three months ended		Nine months ended
		December 31,		December 31,
		2015	2014	2015	2014
Salaries and benefits included in:
Exploration and evaluation		$229,630	$288,852	$626,105	$1,097,807
Office and administration		237,861	265,762	735,594	753,092
Shareholder communication		8,591	14,356	30,436	27,960
	$
Total		476,082	$568,970	$1,392,135	$1,878,859

14.	OPERATING SEGMENTS

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.